SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG Conducts Innovative Rich-Azimuth Multi-Client Survey NW of Shetland

Paris, France – September 17, 2018

CGG has commenced acquisition of a high-density, rich-azimuth, towed-streamer multi-client survey in the UK West Shetland Basin. The 3,600 sq km survey has received strong industry support and been designed in collaboration with major international oil companies. It focuses on delivering high-resolution seismic data in a prospective but underexplored area north-west of the Shetland Isles over the northern part of the Rona Ridge. A fast-track PreSDM data set will be available in Q1 2019.

Location map for CGG’s rich-azimuth survey north-west of the Shetland Isles.

The innovative acquisition geometry is designed to image multiple targets from shallow Tertiary and Cretaceous plays to complex fractured Devono-Carboniferous reservoirs by undershooting the volcanic intrusions and shallow unconformities present in the area. Two vessels, the Oceanic Vega and the Geo Caribbean, are being deployed. Each vessel operates triple sources using simultaneous source technology.

The data will be processed in depth using CGG’s state-of-the-art broadband imaging technology, including advanced de-blending and Full-Waveform Inversion velocity modeling. The final data will be available in mid-2019.

Sophie Zurquiyah, CEO, CGG said: “This survey is another example of CGG working closely with clients to deliver the best possible subsurface images in a cost-effective and timely manner. Until now, oil and gas companies interested in the exploration potential of this part of the West Shetland Basin have lacked high-quality seismic data. We expect our new rich-azimuth images to reveal an unprecedented level of detail in this exciting frontier area.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 17th, 2018	By	/s/ Yuri Baidoukov
Chief Financial Officer